EXHIBIT 16.1

June 10, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated June 10, 2005, of Union Tank Car Company (the “Company”), and are in agreement with the statements contained in the second, third and fourth paragraphs of Item 4.01(a) therein. We have no basis to agree or disagree with the other statements of the Company contained therein.

Very truly yours,

/s/ Ernst & Young LLP